Nautilus Marine Acquisition Corp. Announces Pricing of
$48,000,000 Initial Public Offering

NEW YORK, NY, July 15, 2011. Nautilus Marine Acquisition Corp. (the "Company") (NASDAQ: NMARU), a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business, today announced the pricing of its initial public offering of 4,800,000 units at a price of $10.00 per unit for gross proceeds of $48,000,000 on July 14, 2011.  Each unit issued in the initial public offering consists of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $11.50 per share.

The Company’s units will be listed on the NASDAQ Capital Market today under the symbol “NMARU”.  The Company has granted the underwriters a 45-day option to purchase up to an additional 720,000 units to cover over-allotments, if any.

Maxim Group LLC acted as the sole book-running manager and sole representative for the underwriters. EarlyBirdCapital, Inc. and Chardan Capital Markets, LLC acted as co-managers of the offering. Ellenoff Grossman & Schole LLP acted as counsel to the Company and Lowenstein Sandler P.C. acted as legal counsel to the underwriters.

The offering of these securities will be made only by means of a prospectus. A registration statement relating to the units and the underlying securities has been declared effective by the Securities and Exchange Commission on July 14, 2011.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering, when available, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, copies of the prospectus related to this offering may be obtained from Maxim Group LLC, 405 Lexington Ave, New York, NY 10174, (800) 724-0761.

Investor Relations Contact:

Matthew Abenante
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, N.Y. 10169
Tel. (212) 661-7566
Email: mabenante@capitallink.com